REJOY

Plant-based sports drink infused with CBD


REJOY
COCONUT WATER
WATERMELON
Rapha

December 2020

drinkrejoy.com

DISCLAIMER

The information contained in this invetment deck document (the “Deck”) is intended to provide prospective investors with a brief summary of relevant business opportunity relating to an investment in the Company.

Access to Company Information: The Company extends to each prospective investor and its representatives, if any, the opportunity prior to subscription for any interest in Bliss Beverages to ask questions of and receive answers from the Company or its Managing Members concerning the Company and to obtain any additional information which the Company possesses or can acquire without unreasonable effort or expense and which is necessary or helpful to verify the accuracy of the information contained in this Deck or which otherwise is furnished to other prospective investors.

The reader acknowledges that the information provided by BLISS BEVERAGES LLC. in this Deck is confidential; therefore, reader agrees not to disclose it without the express written permission of the company.

It is acknowledged by reader that information to be furnished in this business plan is in all respects confidential in nature, other than information which is in the public domain through other means and that any disclosure or use of same by reader, may cause serious harm or damage to BLISS BEVERAGES LLC.

REJOY

OUR DREAM AS ATHLETES IS TO BRING THE CLEANEST, MOST NATURAL & POWERFUL FUNCTIONAL DRINKS TO OUR FELLOW ATHLETES.

REJOY

ACTIVE LIFESTYLE CONSUMERS ARE DEMANDING NATURAL & CLEAN LABEL PRODUCTS



Plant-based products have grown 57% globally in L5Y
2013
2014
2015
2016
2017



75% of consumers will pay extra for clean label products





62% of all Retail sales in US are Natural products

* MINTEL "Grocery Retailing US"

REJOY

WHILE A BIG FAT CATEGORY, HEAVILY CRITICIZED FOR EXCESS SUGAR & ARTIFICIAL INGREDIENTS, IS RIPE FOR DISRUPTION ..



REJOY



54 MN ADULTS WORK-OUT REGULARLY IN THE US BUT CAN'T FIND A HEALTHY WAY TO REHYDRATE & RECOVER

REJOY

MORE THAN HALF USE OTC ANTI INFLAMMATORY & PAIN-RELIEVING MEDICATION


every time / sports
1-2 times/week
2-3 times/month
1 per month
less than monthly
never

Source:
Veylinx. Quantitative study 10 - Major cities US 03/2019


REJOY

PROFESSIONAL ATHLETES ARE SHOWING THE WAY, USING CBD VIA SUBLINGUAL DROPS

USA Triathlon Becomes First-Ever U.S. National Governing Body to Form CBD Partnership, Aligns with Pure Spectrum CBD

Like 1.4K Tweet email

BY USA TRIATHLON | OCT. 21, 2019, 6 A.M. (ET)

WIRED

BUSINESS CULTURE GEAR IDEAS SCIENCE SECURITY TRANSPORTATION

CORONAVIRUS

Lots of Athletes Say CBD Is a Better Painkiller.

There's almost no data on how the cannabis extract works in humans, but the sports world is embracin



WAGNER
54

The New York Times

Golfers Embrace CBD, Even as Its Gentility Is Questioned

PGA and Champions Tour players have be about using CBD to treat their ailments sin removed from banned substances list in 20



SBNATION

SPORTS IN THE AGE OF CANNABIS



ATHLETES ARE LEADING CANNABIS INTO THE MAINSTREAM

REJOY


TO APPEAL TO A MASS MARKET THE EXPERIENCE NEEDS TO BE REWARDING WITH UNPARALLELED FUNCTIONALITY!
REJOY

WE AIM TO SOLVE TWO KEY CONSUMER NEEDS

1. Rehydrate in a clean, natural and convenient way

2. Relieve pain and reduce inflammation without health risks


REJOY
COCONUT WATER
LIME JUICE
GINSENG

REJOY

INTRODUCING REJOY, THE FIRST EVER PLANT-BASED SPORTS DRINK INFUSED WITH CBD

Low cal natural **fruit juices** as source of carbs and great taste

Our favorite **plants & roots** for energy & electrolytes

CBD

20 Mg **Full Spectrum Organic CBD** as natural Anti-inflammatory and pain reliever

10X faster absorption than Oil



PLANT-BASED RECOVERY DRINK
REJOY
COCONUT WATER
LIME JUICE
GINSENG
FULL SPECTRUM
20 mg
HEMP EXTRACT
16.9 FL OZ (1.06 PT)
500 mL
PLANT-BASED RECOVERY DRINK
REJOY
COCONUT WATER
TANGERINE JUICE
YERBA MATE
20 mg
PLANT-BASED RECOVERY DRINK
REJOY
COCONUT WATER
WATERMELON
FULL SPECTRUM
20 mg
HEMP EXTRACT
16.9 FL OZ (1.06 PT)
500 mL

* classified & confidential, trade secrets contained

REJOY

WITH THE CLEANEST AND MOST NATURAL OFFERING IN THE MARKET


REJOY
DEFY
Limited EDITION
KILL CLIFF
CBD
25 MG
LIFEAID
LOW CALORIE
CREAMY VANILLA
MET-RX
RTD 51
BODYARMOR
SuperDrink

Price Point	**$4.99** 16oz**	**$5.99** 16oz	**$5.75** 12oz	**$3.49** 12oz	**$3.49** 15oz	**$1.24** 16oz	**$0.50** 12oz
< 50 calories per serving	✓	✗	✓	✓	✗	✗	✗
< 10 ingredients	✓	✗	✗	✗	✗	✗	✗
Clean Label	✓	✗	✗	✓	✗	✗	✗
Vegan	✓	✓	✓	✓	✗	✓	✓
CDB dose per serving	**20mg**	**20mg**	**25mg**	**20mg**	✗	✗	✗

* classified & confidential, trade secrets contained

** new size to be launched end of 2020. Curently 16oz @ $5.99

REJOY

MASSIVE MARKET OPPORTUNITY IN A GROWING INDUSTRY

Sports Drinks Market Size (USD Bn)


CAGRs 4.2%
7.8%
24
25
26
27
15,4
15,8
16,1
16,4
8,5
9,2
9,9
10,7
2019
2020
2021
2022
USA
Rest of World

Sports Nutrition[1] Market Size (USD Bn)


CAGRs 8.9%
7.0%
16
17
19
20
5,9
6,6
7,4
8,3
9,7
10,4
11,1
11,9
2019
2020
2021
2022
USA
Rest of World

Source: Euromonitor, Fortune Business Insights, Allied Market Research

[1] Food (protein & energy bars, etc.) and Supplements (powder, capsules/tablets, etc.)

REJOY

AND A CANNABIS DRINKS MARKET EXPECTED TO GROW EXPONENTIALLY

1. Global cannabis drinks market expected to triple to USD 5.8Bn by 2024

2. 1 in 4 North Americans are interested in consuming cannabis-infused drinks

3. Cannabis-infused drinks account for 25% of rapidly growing cannabis consumer goods sector

Source: “Disrupting Drinks Report 2020”, Prohibition Partners

REJOY

PLAYERS BIG AND SMALL ALREADY WANTING TO GRAB A PIECE

Big CPG Players

Truss Beverage Co. - a joint venture between Molson Coors Canada and HEXO Corp. - reveals one of the widest portfolios of cannabis beverages for Canadians with five new brands

Aug 2020

Constellation Brands increases stake in Canopy Growth Corp

May 2020

Coors, Lagunitas Enter Colorado Cannabis Drink Market

Sep 2019

The big chill: CBD-infused ice cream coming to Ben & Jerry's

May 2019

Jefferies Expects CBD Beauty Market To Reach $25 Billion In 10 Years

March 2019

Drinks Emerging Brands

Recess	Sweet Reason Bev Co.	Canna Social Tonic	K-zen
Launched Oct. 2018 +4k accounts Funding $6.2m	Launched Dec. 2018 +200 stores in NY Funding $2.5m	Launched 2018 Funding $6.5m	Launched 2018 Funding $5m

REJOY

AND A WORLD CLASS TEAM WITH EXTENSIVE INDUSTRY EXPERIENCE



MARTIN MORESCO

Co-Founder & CEO
Former Global Commercial Director at Danone
Amateur Triathlete

DANONE ONE PLANET. ONE HEALTH



DIEGO BELBUSSI

Co-Founder & CGO
Former Marketing VP at Anheuser-Busch InBev

ABInBev



RONNIE SCHILDKNECHT

Co-Founder & Advisor
Pro Triathlete
11X IM Champion

IRONMAN



SEBASTIAN SANCHEZ

Co-Founder & Advisor
Innovation & New Ventures at Heineken
Amateur Triathlete

HEINEKEN

REJOY

PARTNERING WITH PROFESSIONAL ATHLETES TO BUILD CREDIBILITY AND OUR USER COMMUNITY

Ronnie Schildknecht
11X IronMan Champion
Co-Founder & Advisor

REJOY


POLAR.
BMC
SWITZERLAND
etixx

SHOWING ENCOURAGING INITIAL RESULTS

- PRODUCT LAUNCHED IN JANUARY 2020 REACHING +10K CONSUMERS
- ALREADY PRESENT IN +50 PHYSICAL STORES IN MIAMI AND ONLINE, WITH ~90% REORDERING
- VERY POSITIVE CONSUMER FEEDBACK


MIMI | TRIATHLETE
There's no sugar added

Trustpilot ★★★★★

"REJOY IS AWESOME BECAUSE IT COMBINES THE BENEFITS OF CBD AND REHYDRATION WITH A GREAT TASTE. SOMETIMES RECOVERY PROTOCOLS CAN BE TIME CONSUMING AND NOT ADAPTED TO REAL LIFE. REJOY IS DIFFERENT BECAUSE IT IS SO EASY AND ENJOYABLE"


MONA | TRAINER
And it's just a really really great way
to help your muscles recover

Trustpilot ★★★★★

"AFTER A 2+ HOURS TENNIS MATCH, REJOY REVITALIZES ME!!! I CAN FEEL AN IMMEDIATE SENSE OF RELAXATION"


BAVIE | MOUNTAIN BIKING / ENDURANCE
You can pronounce every ingredient

Trustpilot ★★★★★

"AFTER A WORKOUT I ALWAYS KEEP IT WITHIN ARM'S REACH, OH YEAH AND EACH REJOY RECOVERY ELIXIR CONTAINS 20MG OF FULL SPECTRUM HEMP EXTRACT! SO RELAX, HYDRATE AND CHILL WHILE YOU FEEL GOOD INSIDE OUT"

REJOY

MULTIPLE DRIVERS FOR SUSTAINABLE LONG-TERM GROWTH


Growing Sports & Wellness markets
Growing use of CBD in Sports
Emerging CPG Brands increasing market penetration
Geographic Expansion
Launching New Product categories
Enhanced Shopping Experience through DTC Strategy
REJOY
REJOY
Tablets
Powder

** Non-exhaustive*

REJOY

PROGRESS TO-DATE & PLAN GOING FORWARD

2020 (Y1)

TESTING

Focus on KB & Miami

- Launch Product to market ✓
- Build Community: Athlete-2-Business ✓
- Build Online Presence on key digital platforms @drinkrejoy ✓
- Build Offline Presence: achieve distribution in 50 target high-end stores. ✓
- Launch Amazon
- Introduce new 12oz bottle @4.99 ✓

2021

EXPANSION

Focus on FL, TX and CA

- Expand Community of Ambassadors
- Develop Specialty Channel Sales: Vitamin Shoppe, The Feed, Sporting Goods, etc.
- Develop relationship with main groceries/convenience chains, targeting 1000 stores by end of year,
- Focus on Florida, Texas and California (top triathlon states)
- Scale Up winning online strategies

2022 ONWARDS

FULL SCALE

National coverage + New Products

- Engage top-tier sports Ambassadors
- Continue developing presence in main retailers achiving National Coverage
- Expand product line (powder, tablets, etc.)
- Scale Up winning online strategies


REJOY

REJOY

These projections are not guaranteed.

FINANCIAL PROJECTIONS

REVENUE & GROSS MARGIN



Net Revenue
Gross Margin
1,5
0
6,8
2
18,7
7
32,5
17
49,5
29
2021
2022
2023
2024
2025

EBITDA ($ and %)



-91%
-19%
4%
31%
40%
-1,3
-1,3
0,8
10,1
19,9
2021
2022
2023
2024
2025

CASH FLOW



-1,8
-2,1
-0,3
5,7
10,4
2021
2022
2023
2024
2025

* All figures in million USD. These projections are not guaranteed.

INVESTMENT HIGHLIGHTS

1. Massive market opportunity

2. Creating a new category of fast-acting cannabis-based products in a rapidly growing market with limited innovation

3. A world class team with extensive industry experience

4. Attractive economics and projected return on investment

REJOY

REJOY

DO IT AGAIN


PLANT-BASED RECOVERY
REJOY
COCONUT WATER
WATERMELON